UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of January 2006

Commission File Number: 001-31368

SANOFI-AVENTIS
(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                       In January 2006, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release dated January 11, 2006, concerning a written request for a pediatric study of zolpidem.
Exhibit 99.2	Press Release dated January 12, 2006, announcing scheduled financial release dates for 2006
Exhibit 99.3	Press Release dated January 13, 2006, announcing an agreement to sell sanofi-aventis’ interests in Exubera®.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13, 2006	SANOFI-AVENTIS

	By:	/s/ Patricia Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President Financial and Securities Law

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release dated January 11, 2006, concerning a written request for a pediatric study of zolpidem.
Exhibit 99.2	Press Release dated January 12, 2006, announcing scheduled financial release dates for 2006
Exhibit 99.3	Press Release dated January 13, 2006, announcing an agreement to sell sanofi-aventis’ interests in Exubera®.